Exhibit 3

January 30, 2006

Teléfonos de México, S.A. de C.V.

Parque Vía 190

Col. Cuauhtémoc

06599 México, D.F.

México

Ladies and Gentlemen:

We have acted as special United States counsel to Teléfonos de México, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of the United Mexican States (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-111040) of Ps.4,500,000,000 aggregate principal amount of 8.75% Senior Notes due 2016 (the “Notes”), to be issued under an indenture dated as of November 19, 2003 (the “Base Indenture”) between the Company and JPMorgan Chase Bank, N.A., as trustee (the “Trustee”), as amended, supplemented and otherwise modified by the Second Supplemental Indenture dated as of January 27, 2005 (the “Second Supplemental Indenture”) and the Fourth Supplemental Indenture dated as of January 31, 2006 (the “Fourth Supplemental Indenture,” and together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), between the Company and the Trustee.

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;

(b)	executed copies of the Base Indenture and the Second Supplemental Indenture; and

(c)	a form of the Fourth Supplemental Indenture, including the form of the Global Note.

Teléfonos de México, S.A. de C.V., p. 2

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed and (ii) that the Notes will be duly authenticated in accordance with the terms of the Indenture.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that, when the Fourth Supplemental Indenture and the Notes have been executed and delivered by the Company in the forms thereof that we have examined, the Notes will be valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience are normally applicable to general business entities in relation to the transactions of the type contemplated in the Indenture and the Notes), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We express no opinion as to the subject matter jurisdiction of any U.S. federal court to adjudicate any action relating to the Indenture or the Notes where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.

In addition, we note that (a) the enforceability in the United States of the waiver in Section 115 of the Indenture by the Company of any immunities from court jurisdiction and from legal process is subject to the limitations imposed by the U.S. Foreign Immunities Act of 1976 and (b) the designation in Section 115 of the Indenture of the U.S. federal courts located in the Borough of Manhattan, City of New York as the venue for actions or proceedings relating to the Indenture and the Notes (notwithstanding the waiver in Section 115 of the Indenture) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such actions or proceedings.

Teléfonos de México, S.A. de C.V., p. 3

We express no opinion as to the enforceability of Section 1010 of the Indenture providing for indemnification by the Company of the Trustee and the holders of securities issued under the Indenture against any loss in obtaining the currency due to the Trustee or such holders under the Indenture from a court judgment in another currency.

We note that by statute New York provides that a judgment or decree rendered in a currency other than the currency of the United States shall be converted into U.S. dollars at a rate of exchange prevailing on the date of entry of the judgment or decree. There is no corresponding federal statute and no controlling federal court decision on this issue. Accordingly, we express no opinion as to whether a Federal court would award a judgment in a currency other than U.S. dollars or, if it did so, whether it would order conversion of the judgment into U.S. dollars.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the prospectus constituting a part of the Registration Statement and in the prospectus supplement related to the offering of the Notes under the heading “Validity of the Debt Securities” as counsel for the Company who have passed on the validity of the Securities being registered by the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Nicolas Grabar
Nicolas Grabar, a Partner